ArcelorMittal announces progress in its Indian greenfield projects

Luxembourg/New Delhi, 22 November 2007 - ArcelorMittal, the world's largest steel company, today announced that it has been allocated steam coal blocks for the first phase of its Indian greenfield projects in Jharkhand and Orissa.

ArcelorMittal plans to build integrated steel plants in Jharkhand and Orissa each with a total annual capacity of 12 million tonnes at a combined investment of approximately $20 billion. The projects would be developed in two phases of 6 million tonnes each. Each plant will also have captive power units for which the coal block allocations will be utilised.

The Government of India has allocated ArcelorMittal coal blocks on a sharing basis at Sereghara block in Jharkhand and Rampia and Dip-side Rampia block in Orissa. In Jharkhand, ArcelorMittal has been allocated 83.33 million tonnes of steam coal out of the 150 million tonnes allocated. In Orissa, the share is 84.16 million tonnes out of a total of 645.24 million tonnes.

Commenting, M P Singh, Vice President Mining, Mergers and Acquisitions at ArcelorMittal said: "This is a good beginning towards the realisation of our Jharkhand and Orissa projects, which will both bring considerable economic benefits to India and the states of Jharkhand and Orissa in particular. This announcement is a positive sign that the Government of India and the State governments of Jharkhand and Orissa are supportive of ArcelorMittal and our commitment to these projects."

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

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